# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GUESS INC, CIK 0000912463
CUSIP: 401617105
Title of class of securities: Class A Ordinary Shares (Par Value $0.01)
Address of issuer's principal executive offices: ATTN: ANNE DEEDWANIA, 1444 SOUTH ALAMEDA STREET, LOS ANGELES, California (CA), 90021
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000948046-24-000034
Filed by CIK 0000948046

## Reporting persons
- DEUTSCHE BANK AG\: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); sole voting power 225,860; shared voting power 0; sole dispositive power 225,860; shared dispositive power 0; aggregate amount beneficially owned 225,860 (0.4% of the class)
- Deutsche Bank Securities Inc\: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 222,300; shared voting power 0; sole dispositive power 222,300; shared dispositive power 0; aggregate amount beneficially owned 222,300 (0.4% of the class)
- Deutsche Bank Trust Co Americas: type of reporting person: bank (BK); citizenship or place of organization: New York (NY); sole voting power 3,560; shared voting power 0; sole dispositive power 3,560; shared dispositive power 0; aggregate amount beneficially owned 3,560 (0% of the class)

## Item 1. Issuer
Name of issuer: GUESS INC
Address of issuer's principal executive offices: ATTN: ANNE DEEDWANIA, 1444 SOUTH ALAMEDA STREET, LOS ANGELES, CALIFORNIA, 90021.

## Item 2. Person Filing
Name of person filing: DEUTSCHE BANK AG\
Address of principal business office or, if none, residence: Taunusanlage 12 D-60325
Citizenship: 2M

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: a bank organized under the laws of the Federal Republic of Germany

## Item 4. Ownership
Amount beneficially owned: 225,860
Percent of class: 0.4
Sole power to vote or to direct the vote: 225,860
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 225,860
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- DEUTSCHE BANK AG\: Michael Caro, Vice President (10/23/2024)
- Deutsche Bank Securities Inc\: Michael Caro, Vice President (10/23/2024)
- Deutsche Bank Trust Co Americas: Michael Caro, Vice President (10/23/2024)